Fund Management

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

SUPPL

08000188

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports assets and sales for November

TORONTO (December 4, 2007) – CI Financial Income Fund ("CI") today reported assets under management of $67.6 billion and fee-earning assets of $95.0 billion as of November 30, 2007, representing increases over a year ago of 10.0% and 18.3%, respectively.

CI Investments Inc. posted net sales of $173 million in November in its retail mutual funds and gross sales of $751 million. Activity in institutional accounts related to several series of deposit notes resulted in overall net sales of $45 million for CI Investments. The deposit notes use asset allocation strategies in which money is re-allocated out of the underlying funds when related markets are declining.

United Financial Corporation reported gross sales of $80 million and net redemptions of $50 million. In total, CI had gross sales of $831 million and net redemptions of $5 million in November. For the year-to-date, CI has had gross sales of $10.6 billion and net sales of $1.8 billion.

CI's assets under management at November 30, 2007 consisted of investment fund assets at CI Investments and United Financial of $63.8 billion, structured product assets of $709 million and institutional assets at KBSH Capital Management Inc. of $3.1 billion. CI also reported administered and other assets of $27.4 billion, which included $16.7 billion in assets under administration at Assante Wealth Management (Canada) Ltd. (net of assets under management at United Financial), and assets under administration at Blackmont Capital Inc. of $9.0 billion.

In other developments, CI Investments Inc. was named Analysts' Choice Investment Fund Company of the Year for the second year in a row at the Canadian Investment Awards on November 29. The winning company is chosen by a panel of independent analysts for excellence in key areas such as performance, management, breadth of core fund category representation, industry service, and fund governance.

CI Investments also won top honours in the Canadian Balanced Fund category with Signature Canadian Balanced Fund and in the U.S. Pooled Fund category with CI American Value. In addition, Blackmont Capital was a winner of a Canadian Investment Marketing Award.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website in the Statistics section.

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CI FINANCIAL INCOME FUND November 30, 2007 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$631	$639	-$8
CI money market	120	67	53
TOTAL CI Investments	$751	$706	$45
TOTAL United Financial	$80	$130	-$50
TOTAL CI	$831	$836	-$5

FEE-EARNING ASSETS	October 31/07 (millions)	November 30/07 (millions)	% Change
CI mutual/segregated funds	$55,449	$54,369	-1.9%
United Financial funds	9,619	9,441	-1.9%
	$65,068	$63,810	-1.9%
Structured products	724	709	-2.1%
TOTAL retail assets under management	$65,792	$64,519	-1.9%
Institutional managed assets	3,203	3,100	-3.2%
TOTAL assets under management	$68,995	$67,619	-2.0%
CI administered/other assets	1,699	1,709	0.6%
Assante assets under administration (net of United funds)	16,669	16,669	0.0%
Blackmont assets under administration	9,764	8,963	-8.2%
TOTAL FEE-EARNING ASSETS	$97,127	$94,960	-2.2%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	October 31/07 (millions)	November 30/07 (millions)	% Change
Monthly	$65,387	$63,705	-2.6%
Quarter-to-date	$65,387	$64,560	-1.3%
Fiscal year-to-date	$65,145	$65,015	-0.2%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2006 (Dec.) (millions)	Fiscal 2007 (millions)	% Change
Fiscal year average retail assets	$58,735	$65,015	10.7%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,813,157	Bank debt	$872
Trust units	139,339,177	Cash & marketable securities	(66)
Total outstanding units	286,152,334	Net debt outstanding	$806
Quarter-to-date weighted average units outstanding	285,327,756	Net debt to annualized EBITDA (most recent quarter)	1.10:1
Yield at $26.68	8.5%	In-the-money equity comp. liability (net of tax)	$17
In-the-money options	2,866,623	Terminal redemption value of funds	$783
Percentage of all options	91%	Quarter-to-date equity-based compensation*	$1
All options % of units	1.1%		

*Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($26.40) to November 30, 2007 ($26.68).

CI Financial **News Release**

GEOGRAPHIC EXPOSURE OF AUM			
Canada	**46%**	**Asia**	**4%**
United States	**22%**	**Other**	**3%**
Europe	**12%**	**Cash**	**13%**

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI s results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
Stephen A. MacPhail
President
(416) 364-1145

82-4994

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

CI Master LP

News Release

TSX Symbol: CIP.UN **FOR IMMEDIATE RELEASE**

CI MASTER LIMITED PARTNERSHIP ANNOUNCES PROPOSED TRANSACTION AND DISSOLUTION OF PARTNERSHIP AND ANNUAL DISTRIBUTION TO LIMITED PARTNERS

TORONTO, December 12, 2007 – CI GP Limited, the general partner of CI Master Limited Partnership (the "Partnership"), today announced a proposed transaction (the "Transaction") whereby the distribution agreements among the Partnership and certain mutual funds will be terminated on or about January 22, 2008 in consideration for a termination payment by CI Investments Inc. ("CI") and the Partnership will be dissolved. The termination payment is based on a formula amount determined as at November 30, 2007 which represents the net present value of the distribution agreements of the Partnership less distributions from the Partnership, distribution fees received by the Partnership and other adjustments prior to the effective date of the Transaction. The termination payment is currently estimated to be approximately $4.854 million or $0.71 per unit. The proceeds available for distribution to limited partners ("Limited Partners") will be net of expenses of dissolution of approximately $170,000 or $0.02 per unit.

In addition, the General Partner also announced today its estimated annual distribution to limited partners. The details are below:

Rate: $0.32 per limited partnership unit

Payable Date: January 15, 2008

Record Date: December 31, 2007

Limited Partners who hold their units through to January 22, 2008 will receive a total of approximately $1.01 per unit.

The Transaction is subject to the approval of the limited partners by way of an affirmative vote of not less than 66 2/3% of the votes cast by the limited partners at the Meeting. In addition, as the Transaction is a related party transaction for the purposes of applicable securities laws, a majority of the minority limited partners is required to approve the Transaction. As a result, the limited partnership units of CI and certain affiliates and associates will not be included in such vote. A meeting of the Partnership has been called for January 16, 2008 (the "Meeting"). The record date for the Meeting is December 12, 2007. A notice of Meeting and management

information circular (the "Meeting Materials") will be mailed to limited partners in coming weeks.

Cole & Partners Limited ("Cole & Partners") was engaged to conduct a valuation of the subject matter of the Transaction by the General Partner in accordance with applicable securities laws. In addition, the General Partner and the Independent Review Committee of the Partnership engaged Cole & Partners to prepare a fairness opinion. Cole & Partners confirmed that the Transaction is fair, from a financial point of view, to the Limited Partners. The Meeting Materials will include copies of the valuation and fairness opinion.

The board of directors of the General Partner recommend that Limited Partners vote in favour of the Transaction. In recent years, there has been minimal trading in the units of the Partnership in the secondary market and, accordingly, it is difficult for Limited Partners wishing to sell their units to realize their full value. In addition, with continuing redemptions, the number of securities subject to the distribution agreements of the Partnership will continue to decrease, resulting in a reduction in distribution fee revenue. Accordingly, the General Partner has determined that it would be in the best interests of the Limited Partners to approve the Transaction.

As the Transaction was a conflict of interest matter for the manager of the Partnership under applicable securities laws, the Transaction was presented to the Independent Review Committee of the Partnership. The committee confirmed that the Transaction was fair and reasonable to the Partnership.

For further information:

Douglas J. Jamieson
Senior Vice-President and
Chief Financial Officer

CI GP Limited, the general partner of CI Master Limited Partnership

(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial announces record dates for distributions

TORONTO (December 17, 2007) – CI Financial Income Fund ("CI") today announced a monthly distribution of $0.19 per trust unit of CI and exchangeable limited partner unit of Canadian International LP was declared payable on each of January 15 and February 15, 2008. These distributions reflect the growth in CI's assets under management and current expectations for distributable cash. This represents a yield of 8.1% on CI's closing unit price of $28.21 on December 14, 2007.

The record dates for the January payment will be December 31, 2007 and January 1, 2008, with $0.14 and $0.05 paid per unit, respectively. The two record dates are intended to match distributions to CI's income for the period from January 1, 2007 to December 31, 2007.

The record date for the February payment will be January 31, 2007.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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For further information contact:
Douglas J. Jamieson
Senior Vice-President and
Chief Financial Officer
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, December 18, 2007 – DDJ High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending December 31, 2007 of $0.30 per unit payable on January 15, 2008 to unitholders of record as at December 31, 2007.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued around the world.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announces Regular and Special Distributions to Unitholders

Toronto, December 18, 2007 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending December 31, 2007 payable on January 15, 2008 to unitholders of record as at December 31, 2007:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

In addition to the above distributions, a special year end capital gains distribution is also being declared for the following issuers also payable on January 15, 2008 to unitholders of record as at December 31, 2007:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.825 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.49 per unit
Global Resource Split Corp. – Class A Shares	GSX	Cdn$1.70 per unit

For more information, please contact:

CI Investments Inc.
(416) 364-1145
1-800-268-9374

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, December 18, 2007 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending December 31, 2007 of $0.375 per unit payable on January 15, 2008 to unitholders of record as at December 31, 2007.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2007\dec07\rel-all-asset doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial update on Normal Course Issuer Bid

TORONTO (December 21, 2007) – CI Financial Income Fund ("CI") announced today that CI has reserved the right to cancel some but not all of the trust units of CI (the "Units") it has purchased or may purchase pursuant to its normal course issuer bid.

Pursuant to the terms of the normal course issuer bid announced in May 2007, CI, directly or through a subsidiary, intends to purchase up to 12,037,773 Units through the facilities of the Toronto Stock Exchange (the "TSX"). The 12,037,773 Units represent approximately 10% of the public float of 120,377,733 Units. As of May 24, 2007, there were 135,282,849 issued and outstanding Units of CI and 147,072,668 exchangeable LP units of Canadian International LP. As of December 17, 2007, there are 139,341,271 issued and outstanding Units.

A total of 2,552,600 Units have been acquired under the normal course issuer bid to date, representing approximately 1.83% of the 139,341,271 Units issued and outstanding as of December 17, 2007, at a weighted average price of $26.54. The purchases commenced on May 29, 2007 and will terminate on May 28, 2008, or on such earlier date as CI may complete its purchases. Any such purchases will be made by CI, directly or through a subsidiary, at the prevailing market price at the time of acquisition in accordance with the requirements of the TSX.

CI believes that the market price of the Units may, at certain times throughout the duration of the normal course issuer bid, be undervalued based on CI's future earnings and prospects. Additionally, the purchase of the Units pursuant to the terms of the normal course issuer bid may assist CI in the event that it intends to issue equity capital.

To the best of the knowledge of the trustees and senior officers of CI, no trustee, senior officer, associate of a trustee or senior officer, or person holding 10% or more of the Units of CI intends at present to sell Units during the course of this bid. However, sales by such persons through the facilities of the TSX or elsewhere may occur as the personal circumstances or decisions of any such person, unrelated to the bid, determine. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

In the 12 months preceding May 25, 2007, under its previous normal course issuer bid, CI purchased 5,748,200 Units at an average price of $25.77 per Unit.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $95.0 billion in fee-earning assets at November 30, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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For further information:
Stephen A. MacPhail
President
Tel.: (416) 364-1145

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

CI Master LP

News Release

TSX Symbol: CIP.UN **FOR IMMEDIATE RELEASE**

CI MASTER LIMITED PARTNERSHIP ANNOUNCES ANNUAL DISTRIBUTION TO LIMITED PARTNERS

Toronto, December 21, 2007 – CI Master Limited Partnership announced today its annual distribution to limited partners.

Rate:	$0.32 per limited partnership unit
Payable Date:	January 15, 2008
Record Date:	December 31, 2007

For further information, please contact:

Douglas J. Jamieson
Senior Vice-President and Chief Financial Officer
CI GP Limited
Tel. No.: (416) 364-1145

END